UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Royal Dutch/Shell Group Fourth Quarter and Full Year 2003 Financial Results

The Royal Dutch/Shell Group of Companies today announced its financial results for the fourth quarter and full year of 2003. Presentations will be held in The Hague and London in which senior executives of the Group will discuss the results, provide an update of the Group’s performance and additional information on the recent recategorisation of reserves to fund managers, analysts and media. The presentation will be repeated in New York tomorrow. The London and Hague presentations can be viewed on www.shell.com/investor from 11.00 GMT/12.00 CET.

Delivering performance with a long term view

Sir Philip Watts, Chairman of the Committee of Managing Directors of The Royal Dutch/Shell Group of Companies and The “Shell” Transport and Trading Company p.l.c. and Jeroen van der Veer, Vice Chairman of the Committee of Managing Directors of The Royal Dutch/ Shell Group of Companies and President of Royal Dutch Petroleum Company commented on the results:

“For Shell, 2003 saw record cash generation and competitive returns, underpinning our dividend growth. Our portfolio and people once again demonstrated strong performance. 2003 also saw the delivery of many important strategic milestones, and in addition, we intensified action on under performing assets. We remain totally committed to generating significant value for our shareholders over the long term.”

Headlines

  In 2003 the Group delivered competitive earnings of $12.7 billion and record cash generation of over $26 billion.

  The results were underpinned by a resolute approach to under performing and non core assets, through cost improvements, portfolio rationalisation and divestments.

  2003 was an excellent year for progress on a series of major projects for the future: for example, developments in Canada, Russia and Qatar will provide earnings and cashflow for many years to come.

“With respect to the reserves recategorisation announced earlier in 2004, it is important to note that we identified the issue, disclosed it and are taking steps to address it. Although it does not fundamentally affect the volumes in place, we acknowledge and understand the concerns and disquiet the announcement of January 9th caused in the market. We are now able to share more of the facts behind the recategorisation, which we trust will enable investors to form a better understanding of the impact on the Group. We are confident in the steps we are taking to strengthen our reserve booking controls, and in our ability to mature over time these volumes into producing projects.”

See below for further details on reserves recategorisation.

Full details of the financial results are included in the separate quarterly results announcement.

Highlights of the full year results were:

  Reported net income of $12.7 billion in 2003 was 35% higher than in 2002.

  The Group’s earnings on an estimated current cost of supplies (CCS) basis for the full year were a record at $13.0 billion (46% higher than last year).

  Final dividends proposed of €1.02 per share for Royal Dutch and of 9.65p per share for Shell Transport, increasing above inflation. The increase in US dollar terms, at current exchange rates, exceeds 10%, and over the past 3 years has risen by 28%.

  Cash flow from operations was a record of $21.9 billion, with another $4.5 billion generated from divestment proceeds.

  The 2003 target to reduce underlying unit costs by 3% and other costs was achieved in aggregate. Actual pre-tax savings of $560 million across all businesses exceeded the original target equivalent of $500 million. Over the last two years, aggregate savings on this basis have exceeded $1 billion.

  Delivery of pre-tax synergies for 2003 exceeded $1 billion from the 2002 acquisitions of Enterprise Oil in the UK, DEA Oil (DEA) in Germany and, in the USA, Texaco interests in Equilon and Motiva and Pennzoil-Quaker State (PQS). More synergies were achieved, faster than anticipated.

  Capital investment for 2003 totalled $14.3 billion, of which minority interest partners in Sakhalin II contributed $0.8 billion. Around three quarters of the total was invested in the upstream businesses, in line with stated strategy.

  Group return on average capital employed (ROACE) on a CCS earnings basis for the full year was 16%, 2 percentage points higher than 2002.

  In addition to divestments, management continues to address under performing assets in the global portfolio. This has led to a series of charges to earnings taken during the year. Net profit on divestments of $2.0 billion after-tax offset charges associated with this portfolio upgrading.

  Important strategic milestones achieved in 2003 included: first production of oil sands in Canada, offshore in Nigeria, in deepwater in Brazil; an increased share in the giant Kashagan field in Kazakhstan; the go-ahead for the $10 billion Sakhalin integrated oil and gas development; commercial agreement on the ground-breaking Qatar Gas to Liquids scheme; access to gas exploration in Saudi Arabia; and continued expansion of the global LNG portfolio. All of these contributed to future long term growth prospects.

Business Highlights

  Exploration and Production earnings were $9.3 billion, the second highest on record.

  Exploration in 2003 saw several material discoveries in Egypt, Nigeria, Kazakhstan and the USA, as well as appraisal success in Brazil, Nigeria and the USA. In total some 1.1 billion barrels of oil equivalent (boe) was added to resources at a unit finding cost of around $1.20/boe, on an entitlement basis. Over the past 5 years, some 7.6 billion boe have been added to the Group’s total resource base from exploration activities, in the category ‘commercial scope for recovery’.

  In 2003, hydrocarbon production was 3.9 million boe/d, or 2% below the previous year, divestments impacted this figure by 1%. Oil production of 2.4 million boe/d was up 1%, a record in recent history.

  Gas & Power earnings of $2.3 billion were an annual record. Results were driven by record liquefied natural gas (LNG) volumes of 9.3 million tonnes (equity share) and profits on sale of pipeline distribution assets, which included $1 billion gain on the sale of the interest in Ruhrgas. The results reflect the leading position of the Group’s LNG business.

  Oil Products CCS earnings were $3.1 billion. The business environment improved in 2003 with refining and marketing margins higher in all regions, and the business outside the USA maintained its industry leading position.

  Chemicals segment earnings were a loss of $226 million in what remains a difficult industry environment. Earnings in 2003 were impacted by charges for asset impairments and restructuring ($478 million).

Hydrocarbon reserves replacement 2003

  The reserves replacement ratio (RRR) in 2003 was 98%, including some 180 million boe of previously recategorised reserves that now meet the criteria for proved reserves and hence were booked at year end 2003. This figure includes the effects of acquisitions and divestments and minority interests in Group consolidated companies. Excluding the effects of acquisitions and divestments, the RRR in 2003 was 117%. It excludes reserves related to oil sands operations, which were equivalent to around 4 percentage points in 2003.

  The 98% RRR does not include the impact of the one-off reserves recategorisation of 3.9 billion boe.

Hydrocarbon Reserves

  The Group is continuing to discuss the implementation of the recategorisation with the staff of the SEC. The staff has advised that it appears that the 2002 Form 20-F should be amended to correct the reserve information previously reported. With regard to the financial statements, as previously advised, the Group does not believe that the recategorisation has a material impact for any year, because only a small portion affects proved developed reserves.

  The Group Audit Committee has established a senior team, with outside counsel, to carry out an independent review of the processes surrounding past reserves bookings.

  The Group has made, and is continuing to make, significant enhancements to the internal controls surrounding the booking and reporting of reserves at all levels of the organisation.

  The underlying reasons leading to the reserves recategorisation can be split into three main headings as follows:

Proved reserves recategorisation	Billion boe
Project maturity in existing producing areas (e.g. Nigeria, Oman)	2.3
New developments in frontier areas (e.g. Gorgon (Australia), Ormen Lange (Norway), Kashagan (Kazakhstan))	1.2
Lowest Known Hydrocarbons/Year end pricing effects	0.4
Total recategorisation	3.9

  An estimated 1.0 billion boe of the reserves recategorised from the proved category were initially booked before 1997, all of which relate to project maturity in existing producing areas. Other reserves recategorised were initially booked progressively between 1997 and 2002. These figures exclude the 0.4 billion boe that relates to technical definitions and the effects of year-end pricing adjustments.

  The reserves recategorisation affects countries in all five regions within the new global exploration and production organisation, with the majority of the reduction in proved reserves affecting countries in Africa, Asia Pacific and the CIS.

Europe	Africa	Asia Pacific	Middle East /Russia/CIS	Americas	Total billion boe
0.2	1.5	1.1	1.0	0.1	3.9

  Over 95% of the recategorisation of the proved reserves is a reduction in the proved undeveloped category; the balance is a reduction in the proved developed category. The recategorisation of proved developed reserves and changes related to technical definitions resulted in an increased after tax depreciation charge in Quarter 4 2003 earnings of $86 million.

  The recategorisation has had a minimal impact on the Group’s five-year unit development costs, an important measure of capital efficiency in terms of additions to proved developed reserves.

  Most of the re-categorised reserves will be rebooked over time as developments move forward. Over 85% of the recategorised resources are expected to mature within the next decade.

  As a result of the recategorisation, historic reserve replacement ratios are decreased by between 20 and 30% depending on which period of analysis is chosen. At current investment levels, of $10 bln per annum on a Group share basis in Exploration and Production and Gas & Power, the Group’s reserve replacement ratio is projected to exceed 100% over the coming 5 years, including any rebooking of previously recategorised reserves.

Forward Looking for 2004

Looking forward to 2004 and beyond, Sir Philip and Mr Van der Veer commented:

“We continue to operate in a volatile industry, where short-term performance is impacted significantly by supply/demand imbalances and commodity price movements. In this environment it is important that we continue to focus on staying ahead of the competitors on costs, and on tackling underperformance in our businesses.

“We have seen several structural changes in the oil and gas markets over the past few years, related to both supply and demand. These have led to higher prices across the commodity cycle, with the Brent oil price averaging over $25per barrel (bbl) in the past 5 years. We have always taken our project investment and portfolio decisions based on a conservative assessment of future prices, and will continue to do so. We look at new opportunities across a range of possible prices, and for the time being this conservative view is expected to remain below $20/bbl.

“We have a good track record of delivering competitive returns on investment, and we expect to remain well placed. Normalised returns were a useful guide to improvements in our underlying performance. But we no longer see value in reporting on a normalised basis. Non-cash accounting and exchange rate effects have broken the link to cashflow. Strategic choices to grow the business have also impacted near-term returns.

“Our strategic direction of growing our upstream business and exposure to fast developing gas markets reflects the oil price trends. 2003 saw important progress on several major projects, important contributors as we reinvigorate our portfolio for the long term. Our forward investment programme will reflect the realisation of these projects, increasing the Group share of spending to around $13 billion per year. Over the next few years we expect a relatively high level of capital in the balance sheet from these projects, with the impact on returns mitigated by underlying performance improvements elsewhere.

“We are confident that the Group will emerge from the current situation stronger and better positioned to deliver value to the shareholders over time.”

Forward looking highlights in the presentation

  The Group’s portfolio of businesses will continue to be managed to achieve cash neutrality at conservative price and environment conditions. Neutrality requires sufficient cashflow from operations and divestments to fund dividends and an appropriate level of reinvestment, and to service debt.

  Priorities for use of cashflow remain dividends, followed by an appropriate balance between reinvestment in the businesses and prudent balance sheet management. Cash generated in excess of budgeted investment levels is expected to be applied preferentially to debt reduction.

  The dividend commitment remains to grow dividends by at least the level of local inflation over time.

  The Group’s target framework is based on competitive returns on capital, and underlying cash generation. These enable distributions to shareholders and reinvestment in line with the strategic choices.

  The planned Group share of capital investment is expected to be some $13 billion over the next years, with up to $10 billion of this being allocated to the Exploration and Production and Gas & Power businesses.

  Divestments are expected to continue above the previously advised level of $2 billion per annum, with close to $1 billion of divestments already announced for 2004.

  Hydrocarbon production is expected to be broadly flat for 2004, and lower in 2005 as a result of a further change in entitlement in a production-sharing contract. Production reflects the strategy of portfolio upgrading through selective divestments. Overall production ramps up again in 2006 and 2007 when key new positions come on-stream.

  Future production from the new long-term positions was highlighted; over 1 million boe/d production (Group 100% + Associated Company share) is expected by the end of the decade from projects in Canada, Brazil, Nigeria, Russia, Kazakhstan and Qatar.

  In Oil Products, US performance has improved considerably in 2003. The aim remains to deliver a competitive return in 2004. The actions underway progress the business towards this goal.

End

Disclaimer statement

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

For additional information please contact:

Investor Relations

Simon Henry	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations

Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Herman Kievits	+31 70 377 8750

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: The Hague, 5 February 2004